UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number 1-11414

BLADEX, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLADEX, INC.
(Registrant)

Date: July 28, 2026	By:	/s/ Annette van Hoorde de Solís
	Name:	Annette van Hoorde de Solís
	Title:	Chief Financial Officer

BLADEX ANNOUNCES NET PROFIT OF $66.5 MILLION FOR THE SECOND QUARTER 2026

PANAMA CITY, REPUBLIC OF PANAMA, JULY 27, 2026

Bladex, Inc. (NYSE: BLX, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, announced today its results for the second quarter (“2Q26”) and the six months (“6M26”) ended June 30, 2026.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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FINANCIAL & BUSINESS HIGHLIGHTS
•All-time high profitability with Net Profits reaching $66.5 million or $1.77 per share in 2Q26 (+4% YoY) and $122.8 million or $3.08 per share in 6M26 (+6% YoY), supported by higher average commercial balances, record fee generation and continued funding optimization, notwithstanding continued margin pressure driven by abundant liquidity and intensified competition for high-quality assets across the Region.

•Adjusted Annualized Return on Equity stood at 16.4% in 2Q26 and 15.3% in 6M26, reflecting disciplined commercial growth, enhanced revenue diversification and continued funding optimization. Including the effect of the AT1 issuance completed in late September 2025, the annualized Return on Equity (“ROE”) reached 15.4% in 2Q26 and 14.5% in 6M26.

•Net Interest Income (“NII”) resulted in $73.3 million in 2Q26 (+8% YoY) and $143.5 million in 6M26 (+8% YoY) mostly driven by higher average business volumes. Net Interest Margin (“NIM”) stood at 2.24% in 2Q26 and 2.29% in 6M26, supported by lower funding costs driven by deposit growth and continued pricing discipline, which was offset by increased market liquidity and intensified competition for high-quality assets that continue to pressure asset pricing and short-term lending spreads.

•Fees and non-interest income reached a record $25.6 million in 2Q26 (+15% YoY), primarily attributable to the growing contribution from fee-generating activities, supported by sustained client engagement and increased transactional activity. Revenues generated by the intermediation of financial instruments have become increasingly an important source of income, generating $1.3 million in 2Q26. Consequently, fees and non-interest income totaled $38.5 million in 6M26 (+10% YoY).

•Well-managed Efficiency Ratio of 24.1% in 2Q26 and 25.2% in 6M26, as higher total revenues more than offset increased operating expenses associated with expanded execution capacity and personnel-related expenses, along with continuing investments in technology, modernization and other strategic initiatives.

•Credit Portfolio reached a record level at $14,466 million as of June 30, 2026 (+19% YoY), resulting from:
◦Commercial Portfolio EoP balances reaching a peak of $13,029 million at the end of 2Q26 (+20% YoY), reflecting growth across loans and contingencies, as the Bank continues to execute its commercial pipeline.
◦Treasury Investment Portfolio of $1,437 million (+5% YoY), mostly consisting of investment-grade securities outside of Latin America held at amortized cost, further enhancing country and credit-risk diversification and providing contingent liquidity funding.

•Sound asset quality, with most of the credit portfolio (98.4%) remaining low-risk or Stage 1 at the end of 2Q26. Stage 2 exposures decreased to 1.1% of the portfolio at the end of 2Q26, reflecting credit quality improvements, maturities, repayments and the migration of a specific exposure to Stage 3. As a result, impaired credits or Stage 3 principal balance increased to $75.1 million or 0.5% of total Credit Portfolio, with a reserve coverage of 1.2x.

•Heightened and diversified deposit base, reaching historically high levels of $7,890 million at the end of 2Q26 (+22% YoY), representing 64% of the Bank’s total funding sources. The Bank also maintained ample and constant access to interbank and debt capital markets.

•Solid liquidity position at $1,922 million, or 13.3% of total assets as of June 30, 2026, mostly consisting of deposits placed with the Federal Reserve Bank of New York (67%) and highly rated banks in the U.S. and other OECD countries (27%).

•The Bank’s Tier 1 Basel III Capital and Regulatory Capital Adequacy Ratios resulted in 16.6% and 14.3% at the end of 2Q26, respectively, both well above internal targets and regulatory minimum, reflecting the strategic deployment of capital to support profitable business growth.

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FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2Q26	1Q26	2Q25	QoQ (var.)	YoY (var.)	6M26	6M25	YoY (var.)
Key Income Statement Highlights
Net Interest Income ("NII")	$73.3	$70.2	$67.7	4%	8%	$143.5	$133.0	8%
Fees and commissions, net	$23.3	$13.1	$19.9	78%	17%	$36.5	$30.5	20%
Gain (loss) on financial instruments, net	$2.2	$(0.3)	$2.2	764%	1%	$1.9	$4.1	-55%
Other income, net	$0.1	$0.1	$0.2	3%	-58%	$0.2	$0.4	-46%
Total revenues	$98.9	$83.1	$90.0	19%	10%	$182.0	$168.0	8%
Impairment losses on financial instruments	$(8.6)	$(4.7)	$(5.0)	-82%	-71%	$(13.3)	$(10.2)	-30%
Operating expenses	$(23.8)	$(22.0)	$(20.8)	-8%	-14%	$(45.9)	$(41.8)	-10%
Profit for the period	$66.5	$56.4	$64.2	18%	4%	$122.8	$115.9	6%
Profitability Ratios
Earnings per Share ("EPS") (1)	$1.77	$1.31	$1.73	35%	3%	$3.08	$3.13	-2%
Return on Average Equity (“ROE”) (2)	15.4%	13.5%	18.5%	197bps	-303bps	14.5%	17.0%	-251bps
Adjusted ROE excluding other equity instruments (3)	16.4%	14.2%	18.5%	223bps	-201bps	15.3%	17.0%	-162bps
Return on Average Assets (ROA) (4)	2.0%	1.8%	2.1%	14bps	-14bps	1.9%	2.0%	-5bps
Net Interest Margin ("NIM") (5)	2.24%	2.34%	2.36%	-10bps	-12bps	2.29%	2.36%	-7bps
Net Interest Spread ("NIS") (6)	1.64%	1.69%	1.70%	-5bps	-6bps	1.66%	1.68%	-1bps
Efficiency Ratio (7)	24.1%	26.5%	23.1%	-237bps	97bps	25.2%	24.9%	29bps
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (8)	$14,466	$13,487	$12,182	7%	19%	$14,466	$12,182	19%
Commercial Portfolio (9)	$13,029	$12,047	$10,819	8%	20%	$13,029	$10,819	20%
Treasury Investment Portfolio	$1,437	$1,440	$1,363	0%	5%	$1,437	$1,363	5%
Total assets	$14,437	$13,739	$12,674	5%	14%	$14,437	$12,674	14%
Total equity	$1,757	$1,708	$1,415	3%	24%	$1,757	$1,415	24%
Market capitalization (10)	$2,311	$1,917	$1,500	21%	54%	$2,311	$1,500	54%
Tier 1 Capital to Risk-Weighted Assets (Basel III – IRB) (11)	16.6%	17.9%	15.0%	-132bps	163bps	16.6%	15.0%	163bps
Capital Adequacy Ratio (Regulatory) (12)	14.3%	14.7%	13.9%	-33bps	41bps	14.3%	13.9%	41bps
Total Assets / Total Equity (times)	8.2	8.0	9.0	2%	-8%	8.2	9.0	-8%
Liquid Assets / Total Assets (13)	13.3%	14.5%	15.5%	-115bps	-214bps	13.3%	15.5%	-214bps
Credit-impaired loans to Loan Portfolio (14)	0.7%	0.4%	0.2%	32bps	50bps	0.7%	0.2%	50bps
Impaired credits (15) to Credit Portfolio	0.5%	0.3%	0.2%	23bps	37bps	0.5%	0.2%	37bps
Total Allowance for Losses to Credit Portfolio (16)	0.6%	0.8%	0.8%	-18bps	-13bps	0.6%	0.8%	-13bps
Total Allowance for Losses to Impaired credits (times) (16)	1.2	2.9	5.1	-57%	-75%	1.2	5.1	-75%

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RESULTS BY BUSINESS SEGMENT
Bladex’s activities are comprised of two business segments, Commercial and Treasury. Information related to each segment is set out below. Business segment reporting is based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue, and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT
The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions, and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances and investment securities managed by the Commercial business unit (or “Commercial Bond Portfolio”).

The majority of the Bank’s core financial intermediation business, consisting of loans – principal balance (or the “Loan Portfolio”), amounted to $10,462 million at the end of 2Q26, representing an increase of 8% QoQ and 22% YoY, as the Bank continues to execute its commercial pipeline, including medium-tenor transactions with attractive risk-adjusted returns and stronger trade-related activity across several markets. Contingencies and acceptances amounted to $2,341 million at the end of 2Q26 (+11% QoQ and +5% YoY), supporting solid client demand and commercial activity across the Region. Additionally, the Bank’s Commercial Bond Portfolio reached principal balances of $226 million registered as securities at fair value through comprehensive income (“FVOCI”), as of June 30, 2026.

Consequently, the Bank’s Commercial Portfolio reached an all-time high of $13,029 million at the end of 2Q26, with increases of 8% from $12,047 million in the prior quarter and of 20% from $10,819 million a year ago, highlighting the continued growth resulting from the strategy execution aligned with disciplined capital management. In addition, the average Commercial Portfolio balances totaled $12,394 million in 2Q26 (+10% QoQ and +17% YoY) and $11,858 million in 6M26 (+14% YoY).

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As of June 30, 2026, 65% of the Commercial Portfolio was scheduled to mature within a year and trade finance transactions accounted for 56% of the Bank’s short-term book, based on original tenor.

Weighted average lending rates stood at 6.57% in 2Q26 (-14bps QoQ; -85bps YoY) and 6.64% for 6M26 (-83bps YoY), reflecting continued margin compression driven from elevated USD market liquidity and intensified competition for high-quality assets, which continues to pressure asset pricing, yields and spreads, as well as the lagged effect of the market interest rate cuts implemented in late 2025 as the portfolio continues to reprice.

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Bladex maintains well-diversified exposures across countries and industries. At the end of 2Q26, Guatemala represents the largest country-risk exposure of the total Commercial Portfolio at 14%, followed by Brazil at 12%, Mexico and Colombia, each at 10%, Panama and Dominican Republic, each at 9%, and exposure to top-rated countries outside of Latin America at 6%, which relates to transactions carried out in the Region. As of June 30, 2026, 35% of the Commercial Portfolio was geographically distributed in investment grade countries.

Exposure to the Bank’s traditional client base comprising financial institutions represented 27% of the total, while sovereign and state-owned corporations accounted for another 16%. Exposure to corporates accounted for the remainder 57% of the Commercial Portfolio, comprised of top-tier clients and well diversified across sectors, with the most significant exposures in Electric Power and Oil & Gas (Integrated), each at 10%, Food and Beverage at 8%, and Retail Trade and Oil & Gas (Downstream) at 5% each, of the Commercial Portfolio at the end of 2Q26.

Refer to Exhibit IX for additional information related to the Bank’s Commercial Portfolio distribution by country.

Commercial Segment Profitability

Profits from the Commercial Business Segment include: (i) net interest income from loans and investment securities of the Commercial bond Portfolio; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale of loans measured at FVTPL; (v) impairment losses on financial instruments; and (vi) direct and allocated operating expenses.

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(US$ million)	2Q26	1Q26	2Q25	QoQ (%)	YoY (%)	6M26	6M25	YoY (%)
Commercial Business Segment:
Net interest income	$66.0	$62.3	$59.7	6%	11%	$128.3	$118.7	8%
Non-interest income, net	23.7	13.4	21.5	76%	10%	37.1	32.4	14%
Total revenues	89.6	75.7	81.2	18%	10%	165.3	151.1	9%
Impairment losses on financial instruments	(8.7)	(5.2)	(5.2)	-65%	-67%	(13.9)	(10.3)	-35%
Operating expenses	(18.8)	(17.4)	(16.3)	-8%	-15%	(36.1)	(33.2)	-9%
Profit for the segment	$62.2	$53.1	$59.7	17%	4%	$115.3	$107.6	7%
Commercial Segment Profit totaled $62.2 million in 2Q26 (+17% QoQ and +4% YoY) and $115.3 million in 6M26 (+7% YoY). The increases were mostly driven by the continued top line performance in net interest income supported by heightened average business volumes coupled with strong fee income generation, offsetting the effects of higher operating expenses and increased impairment losses on financial instruments, mainly from increasing Commercial Portfolio balances.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment manages the Bank’s Treasury investment portfolio and overall asset and liability structure to enhance funding efficiency and liquidity, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price, and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-‘ or above, and financial instruments related to Treasury investment management activities, consisting of the principal balances of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Treasury Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, consisting of deposits, securities sold under repurchased agreements, borrowed funds and floating and fixed rate debt placements.

Liquidity

The Bank’s liquid assets, mostly consisting of cash and due from banks, totaled $1,922 million as of June 30, 2026, compared to $1,988 million as of March 31, 2026, and $1,959 million as of June 30, 2025, highlighting the Bank’s proactive and prudent liquidity management approach in response to higher interest-bearing assets, also conforming with Basel methodology’s liquidity coverage ratio, as required by Panamanian banking regulator. At the end of those periods, liquidity balances to total assets represented 13.3%, 14.5% and 15.5%, respectively, while the liquidity balances to total deposits ratio was 24%, 27% and 30%, respectively. As of June 30, 2026, 67% of total liquid assets represented deposits placed with the Federal Reserve Bank of New York (“FRBNY”) and 27% of total liquid assets represented deposits placed with highly rated banks in the U.S and other OECD countries.

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Treasury Investment Portfolio

The Treasury Investment Portfolio, focused on further diversifying credit-risk exposures and providing contingent liquidity funding, amounted to $1,437 million in principal amount as of June 30, 2026, stable from the previous quarter and up 5% from a year ago. As of June 30, 2026, 99% of the Treasury Investment Portfolio consists of investment-grade credit securities eligible for the FRBNY discount window, and $97 million consists of highly rated corporate debt securities (‘A-‘ or above) classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee. Refer to Exhibit X for a per-country risk distribution of the Investment Portfolio.

Funding

The Bank’s principal sources of funds are the principal balances of deposits, borrowed funds and floating and fixed rate debt placements. As of June 30, 2026, total net funding amounted to $12,270 million, representing an increase of 6% compared to $11,607 million a quarter ago, and of 18% compared to $10,423 million a year ago, as the Bank continues to diversify its funding base to support the Bank’s ongoing commercial growth.

The Bank obtains deposits from central banks, as well as from multilaterals, commercial banks, brokers and corporations primarily located in the Region. The principal balance of deposits reached a record $7,890 million at the end of 2Q26 (+8% QoQ and +22% YoY), representing 64% of total funding sources. The Bank’s Yankee CD program also reached a record level of $1,973 million, or 16% of total funding sources. These results reflect continued progress in expanding and diversifying the Bank’s deposit base, supported by effective cross-selling efforts and long-standing relationships with central banks, financial institutions, corporations and other institutional depositors.

Class A shareholders (i.e.: central banks and their designees) represented 34% of total deposits at the end of 2Q26, continuing to provide an important and stable component of the Bank’s deposit franchise.

9

Funding through the principal balance of short and medium-term borrowings and debt, net of transaction costs and interest payable increased 1% QoQ and 9% YoY to $4,149 million at the end of 2Q26. The Bank’s ample and constant access to interbank and debt capital markets is clearly evidenced through public debt issuances in Mexico and Panama, coupled with private debt issuances placed in different markets primarily in Asia, Europe, the United States and Latin America. Funding through the principal balance of securities sold under repurchase agreements (“Repos”) reached $274 million at the end of 2Q26 (+12% QoQ; +39% YoY).

The Bank's funding sources are well diversified across geographies and currencies. The Bank maintained no significant foreign exchange risk and does hold material open foreign exchange positions. Most funding obtained in currencies other than the U.S. dollar is hedged into U.S. dollars through derivative instruments, while a smaller portion is matched with assets denominated in the same currency, thereby avoiding currency mismatches.

10

Weighted average funding costs resulted in 4.37% in 2Q26 (-6bps QoQ; -62bps YoY) and 4.40% for 6M26 (-64bps YoY), primarily driven by improved funding efficiency resulting from a shift in funding mix towards greater reliance in deposits.

Treasury Segment Profitability

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned Treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities, gain (loss) on intermediary derivatives and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

(US$ million)	2Q26	1Q26	2Q25	QoQ (%)	YoY (%)	6M26	6M25	YoY (%)
Treasury Business Segment:
Net interest income	$7.3	$7.9	$8.1	-8%	-10%	$15.2	$14.3	6%
Non-interest income (expense), net	2.0	(0.5)	0.8	483%	151%	1.5	2.6	-44%
Total revenues	9.3	7.4	8.9	25%	4%	16.7	16.9	-1%
Reversals on financial instruments	0.1	0.5	0.2	-89%	-65%	0.6	0.0	2,455%
Operating expenses	(5.1)	(4.6)	(4.6)	-10%	-11%	(9.7)	(8.6)	-12%
Profit for the segment	$4.2	$3.3	$4.5	29%	-5%	$7.5	$8.3	-9%
The Treasury Business Segment recorded $4.2 million profit for 2Q26 (+29% QoQ; -5% YoY) and $7.5 million profit for 6M26 (-9% YoY). The quarterly increase was primarily driven by gains resulting from the Bank’s sales and intermediation of financial instruments and hedging derivatives and foreign exchange positions, offsetting increased operating expenses. The year-to-date decrease was mainly associated with lower results from the Bank’s hedging derivatives and foreign exchange positions, coupled with increased operating expenses.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	2Q26	1Q26	2Q25	QoQ (%)	YoY (%)	6M26	6M25	YoY (%)
Net Interest Income
Interest income	$199.2	$185.9	$194.4	7%	2%	$385.2	$383.9	0%
Interest expense	(125.9)	(115.7)	(126.7)	9%	-1%	(241.7)	(250.9)	-4%
Net Interest Income ("NII")	$73.3	$70.2	$67.7	4%	8%	$143.5	$133.0	8%
Net Interest Spread ("NIS")	1.64%	1.69%	1.70%	-5bps	-6bps	1.66%	1.68%	-1bps
Net Interest Margin ("NIM")	2.24%	2.34%	2.36%	-10bps	-12bps	2.29%	2.36%	-7bps

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NII resulted in $73.3 million in 2Q26 (+4% QoQ; +8% YoY) and $143.5 million in 6M26 (+8% YoY). Solid NII levels continued to be supported by higher average business volumes, continued pricing discipline, the execution of medium-term transactions with attractive risk-adjusted returns and continued deposit growth that contributed to an efficient cost of funds. These factors help mitigate the ongoing market dynamics, as margin compression driven by high USD market liquidity and intensified competition for high-quality assets continue to pressure asset pricing and short-term lending spreads. Alongside the factors discussed above and considering the cumulative impact of market reference rate cuts implemented last year, NIM stood at 2.24% in 2Q26 and 2.29% for 6M26.

NON-INTEREST INCOME
Non-Interest Income comprises Fees and Commissions, net, including revenues associated with the letter of credit business and guarantees, credit commitments, structuring services, loan intermediation and distribution in the primary market, and other commissions, net of expenses; gains (losses) on financial instruments, net, including gains from the sales of financial instruments, as well as unrealized gains or losses on fair value valuations; and other income, net.

(US$ million, except percentages)	2Q26	1Q26	2Q25	QoQ (%)	YoY (%)	6M26	6M25	YoY (%)
Fees and commissions
Letters of credit and guarantees	9.5	7.3	7.8	31%	22%	16.8	14.5	16%
Structuring services	7.9	3.1	10.0	152%	-21%	11.0	12.4	-11%
Credit commitments	5.2	3.6	2.8	45%	86%	8.8	4.2	110%
Other fees and commissions income	1.9	0.4	0.1	379%	1,947%	2.3	0.5	343%
Total fee and commission income	24.5	14.4	20.7	70%	18%	39.0	31.6	23%
Fees and commission expenses	(1.2)	(1.3)	(0.8)	6%	-50%	(2.5)	(1.2)	-117%
Fees and Commissions, net	$23.3	$13.1	$19.9	78%	17%	$36.5	$30.5	20%
Gain (loss) on financial instruments, net
Loans	0.1	0.0	1.4	n.m.	-94%	0.1	1.4	-94%
Investment securities	0.2	0.0	(0.1)	n.m.	366%	0.2	(0.5)	-152%
Derivatives - intermediation	1.3	0.3	0.0	381%	n.m.	1.6	0.0	5,713%
Other financial instruments	0.5	(0.6)	0.9	-189%	-39%	(0.1)	3.2	102%
Gain (loss) on financial instruments, net	2.2	(0.3)	2.2	-764%	1%	1.9	4.1	55%
Other income, net	0.1	0.1	0.2	3%	-58%	0.2	0.4	-46%
Total other income, net	25.6	12.9	22.3	99%	15%	38.5	35.0	10%
"n.m." means not meaningful.
Non-interest income reached $25.6 million in 2Q26 (+99% QoQ; +15% YoY) and $38.5 million in 6M26 (+10% YoY). Fees from letters of credit and guarantees totaled $9.5 million in 2Q26 and $16.8 million in 6M26, supported by sustained client activity and higher transaction volumes. The Bank’s syndication and structuring activities generated $7.9 million of fee income in 2Q26 and $11.0 million in 6M26, as the Bank completed seven transactions during the quarter (nine transactions during the first half of the year, totaling nearly $2.0 billion) supporting financial institutions and corporate clients across six countries and reflecting its regional origination, structuring and distribution capabilities. Credit-commitment fees reached $5.2 million in 2Q26 and $8.8 million in 6M26, primarily reflecting the continued expansion of the Bank’s project and infrastructure finance activities. As the Bank continues to diversify its sources of non-interest income, revenues from the intermediation of financial instruments contributed $1.3 million in 2Q26 and $1.6 million in 6M26. During the quarter, the Bank also recorded higher net gains from hedging derivatives and foreign-exchange positions, together with gains from the sale of investment securities.

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PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR CREDIT LOSSES

(US$ million, except percentages)	2Q26	1Q26	4Q25	3Q25	2Q25	6M26	6M25
Allowance for loan losses
Balance at beginning of the period	$98.0	$94.3	$87.0	$81.9	$77.3	$94.3	$78.2
Impairment losses (reversals)	9.5	3.8	6.7	5.1	4.6	13.3	3.8
(Write-offs) recoveries	(27.1)	0.0	0.6	0.0	0.0	(27.1)	0.0
End of period balance	$80.5	$98.0	$94.3	$87.0	$81.9	$80.5	$81.9

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$12.8	$12.1	$13.3	$11.9	$11.3	$12.1	$5.4
(Reversals) impairment losses	(0.9)	0.7	(1.2)	1.4	0.5	(0.2)	6.5
End of period balance	$12.0	$12.8	$12.1	$13.3	$11.9	$12.0	$11.9

Allowance for investment securities losses
Balance at beginning of the period	$1.3	$1.0	$1.2	$1.2	$1.2	$1.0	$1.3
Impairment losses (reversals)	(0.1)	0.3	(0.2)	0.0	0.0	0.2	(0.1)
End of period balance	$1.2	$1.3	$1.0	$1.2	$1.2	$1.2	$1.2

Total allowance for the Credit Portfolio losses	$93.7	$112.2	$107.4	$101.5	$95.0	$93.7	$95.0

Allowance for cash and due from banks losses	$0.2	$0.1	$0.2	$0.1	$0.0	$0.2	$0.0

Total allowance for losses	$93.8	$112.3	$107.6	$101.5	$95.1	$93.8	$95.1

(at the end of each period)
Total allowance for losses to Credit Portfolio	0.6%	0.8%	0.9%	0.8%	0.8%	0.6%	0.8%
Credit-impaired loans to Loan Portfolio	0.7%	0.4%	0.4%	0.2%	0.2%	0.7%	0.2%
Impaired Credits to Credit Portfolio	0.5%	0.3%	0.3%	0.2%	0.2%	0.5%	0.2%
Total allowance for losses to impaired credits (times)	1.2	2.9	2.8	5.4	5.1	1.2	5.1

Stage 1 Exposure (low risk) to Total Credit Portfolio	98.4%	97.5%	98.2%	97.2%	97.9%	98.4%	97.9%
Stage 2 Exposure (increased risk) to Total Credit Portfolio	1.1%	2.2%	1.5%	2.6%	2.0%	1.1%	2.0%
Stage 3 Exposure (credit impaired) to Total Credit Portfolio	0.5%	0.3%	0.3%	0.2%	0.2%	0.5%	0.2%

As of June 30, 2026, the total allowance for losses stood at $93.8 million, compared to $112.3 million the previous quarter, and $95.1 million a year ago.

13

The $18.5 million decrease in allowance for credit losses in 2Q26 was mainly associated with the net effect of (i) $28.2 million credit write-offs mostly related to impaired credits of a client in the upstream gas sector and a client in the primary metals manufacturing, both in Colombia, as well as the partial sale of exposures related to a petrochemical company in Brazil that had previously been categorized at Stage 2 due to a significant increase in credit risk since origination, (ii) recoveries of $1.1 million related to a previous write-off loan and (iii) charges for impairment losses on financial instruments amounting to $8.6 million in 2Q26, mainly driven by the growth of the Bank’s Commercial Portfolio.

Credits categorized as Stage 1 or low-risk credits under IFRS 9 accounted for 98.4% of total credits, while Stage 2 exposures decreased to 1.1% of the portfolio, reflecting credit quality improvements, maturities, repayments and the migration to Stage 3 of a deferred-payment letters of credit exposure related to a petrochemical company in Brazil. As a result, impaired credits or Stage 3 principal balance increased to $75.1 million, or 0.5% of total Credit Portfolio, compared to $38.7 million in the previous quarter and $18.7 million a year ago.

Allowances for losses associated with the Credit Portfolio represented a coverage ratio of 0.6% at the end of 2Q26. Total allowance for credit losses to impaired credits resulted in 1.2 times.

OPERATING EXPENSES AND EFFICIENCY

(US$ million, except percentages)	2Q26	1Q26	2Q25	QoQ (%)	YoY (%)	6M26	6M25	YoY (%)
Operating expenses
Salaries and other employee expenses	14.0	13.3	12.4	5%	13%	27.3	26.3	4%
Depreciation and amortization of equipment, right-of-use and leasehold improvements	0.9	0.9	0.7	3%	29%	1.8	1.4	29%
Amortization of intangible assets	0.7	0.7	0.3	4%	109%	1.4	0.7	112%
Other expenses	8.2	7.1	7.4	17%	12%	15.3	13.4	14%
Total Operating Expenses	$23.8	$22.0	$20.8	8%	14%	$45.9	$41.8	10%
Efficiency Ratio	24.1%	26.5%	23.1%	-237bps	97bps	25.2%	24.9%	29bps

Operating expenses totaled $23.8 million in 2Q26 (+8% QoQ; +14% YoY) and $45.9 million in 6M26 (+10% YoY). The quarterly and yearly increases were mostly associated with increased execution capacity and personnel-related expenses, along with continuing investments in technology, modernization and other business initiatives related to the Bank’s strategic priorities, including its associated operating costs and depreciation and amortization.

The Efficiency Ratio totaled 24.1% in 2Q26 (-237bps QoQ; +97bps YoY) and 25.2% for 6M26 (+29bps YoY) as higher total revenues offset the pressure from ongoing operating expenses, demonstrating the Bank’s ability to absorb strategic investments while preserving cost discipline, balancing investments in growth, modernization and transformation with a continued focus on operating leverage and efficiency.

14

CAPITAL RATIOS AND CAPITAL MANAGEMENT
The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	30-Jun-26	31-Mar-26	30-Jun-25	QoQ (%)	YoY (%)
Common equity	$1,559	$1,510	$1,415	3%	10%
Other equity instruments	$198	$198	$0	0%	n.m.
Total equity	$1,757	$1,708	$1,415	3%	24%
Total assets / Total equity (times)	8.2	8.0	9.0	2%	-8%
Shares outstanding (in thousand)	37,599	37,536	37,231	0%	1%

Basel III International Framework (11)
Risk-Weighted Assets (Basel III – IRB)	$10,545	$9,505	$9,433	11%	12%
Tier 1 capital to risk weighted assets (Basel III – IRB)	16.6%	17.9%	15.0%	-132bps	163bps

Panama's Banking Regulation (12)
Risk-Weighted Assets	$12,132	$11,592	$10,156	5%	19%
Ordinary Common Tier 1 Capital Ratio	11.3%	11.6%	12.5%	-32bps	-124bps
Total Common Tier 1 Capital Ratio	12.9%	13.3%	12.5%	-40bps	39bps
Capital Adequacy Ratio	14.3%	14.7%	13.9%	-33bps	41bps
The Bank’s equity mainly consists of issued and fully paid ordinary common stock, with 37.6 million common shares outstanding as of June 30, 2026. In addition, the Bank’s capital position considers the US$200 million inaugural Additional Tier 1 (AT1) capital issuance, registered in the Bank’s statement of financial position as other equity instruments, net of transaction costs.

As of June 30, 2026, the Tier 1 Basel III Capital Ratio, in which risk-weighted assets are calculated under the advanced internal ratings-based approach (IRB) for credit risk, resulted in 16.6%. Similarly, the Bank’s Capital Adequacy Ratio, as defined by Panama’s banking regulator under Basel’s standardized approach, was 14.3% as of June 30, 2026, well above the regulatory minimum of 9.25%. Additionally, the Bank’s Ordinary Common Tier 1 Capital Ratio, as defined by the Panama’s banking regulator, was 11.3% as of June 30, 2026, well above the regulatory minimum of 5.75%.

Recent Events:
•Quarterly dividend payment: The Board of Directors approved a quarterly common dividend of $0.6875 per share corresponding to 2Q26. The cash dividend will be paid on August 25, 2026, to shareholders registered as of August 7, 2026.
•Rating updates: On June 18, 2026, S&P Global Ratings upgraded the Bank’s global long-term issuer credit ratings to “BBB+” and affirmed the short-term issuer credit rating at “A-2” on robust credit risk management, superior asset quality indicators, a well-diversified portfolio across geographies, economic sectors, and client profiles; and resilient earnings and strong capital adequacy, which give it ample capacity to absorb unexpected credit losses. The outlook remains “Stable”.

On June 16, 2026, Moody’s Investors Service affirmed Bladex’s all ratings, including its long- and short-term foreign currency deposit ratings at “Baa2/Prime-2”, respectively. The outlook on Bladex’s long-term foreign currency ratings remains “Stable”.

On April 28, 2026, Fitch Ratings affirmed Bladex’s Long- and Short-Term Issuer Default Rating at ‘BBB/F2’, respectively. The outlook remains “Stable”. In addition, the Bank’s National Long- and Short-Term ratings were affirmed at ‘AAA(pan)’/Outlook Stable, and ‘F1+(pan)’, respectively.

15

Notes:
•Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

•QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:
1.Earnings per Share (“EPS”) calculation is based on profit attributable to common shareholders, after deducting distributions accrued on AT1 instruments, divided by the weighted-average number of common shares outstanding during the period.
2.ROE refers to return on average stockholders’ equity which is calculated based on unaudited daily average balances.
3.ROE excluding other equity instruments refers to the adjusted net profit after AT1 distributions over average stockholders’ equity excluding other equity instruments, which is calculated based on unaudited daily average balances.
4.ROA refers to return on average assets which is calculated based on unaudited daily average balances.
5.NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.
6.NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, minus the average yield paid on interest-bearing liabilities.
7.Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.
8.The Bank’s “Credit Portfolio” includes (i) loans – principal balance, which excludes interest receivable, allowance for loan losses, and unearned interest and deferred fees (or the “Loan Portfolio”); (ii) principal balance of securities at FVOCI and at amortized cost, which excludes interest receivable and allowance for expected credit losses; and (iii) loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit and guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.
9.The Bank’s “Commercial Portfolio” includes loans – principal balance (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances; and the principal balance of investment securities managed by the Bank’s Commercial Unit (or the “Commercial Bond Portfolio”).
10.Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.
11.Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or “IRB” for credit risk and standardized approach for operational risk.
12.As defined by the Superintendency of Banks of Panama (“SBP”) through Rules No. 01-2015, 03-2016 and 05-2023, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset’s categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.
13.Liquid assets consist of total cash and due from banks, excluding time deposits with original maturity over 90 days and other restricted deposits, as well as corporate debt securities rated A- or above. Liquidity ratio refers to liquid assets as a percentage of total assets.
14.Loan Portfolio refers to loans – principal balance, which excludes interest receivable, allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.
15.Impaired Credits refers to the principal balance of Non-Performing Loans or NPLs and non-performing securities at FVOCI and at amortized cost.
16.Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses, allowance for investment securities losses and allowance for cash and due from banks losses.

16

SAFE HARBOR STATEMENT
This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and geopolitical events; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX
Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Tuesday, July 28, 2026, at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please click here to pre-register to our conference call or visit our website at https://bladex.com/. Participants should register five minutes before the call is set to begin. The webcast presentation will be available for viewing and downloads on https://bladex.com/. The conference call will become available for review one hour after its conclusion.

For more information, please access https://bladex.com or contact:

Mr. Carlos Daniel Raad Chief Investor Relations Officer Tel: +507 366-4925 ext. 7925 E-mail: craad@bladex.com / ir@bladex.com

17

18

EXHIBIT I
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2026	March 31, 2026	June 30, 2025	CHANGE	%	CHANGE	%
	(In US$ thousand)
Assets

Cash and due from banks	$1,888,971	$2,016,428	$1,998,810	$(127,457)	(6)%	$(109,839)	(5)%

Investment securities	1,683,153	1,690,352	1,377,813	(7,199)	0	305,340	22

Loans	10,465,018	9,683,093	8,583,899	781,925	8	1,881,119	22

Customers' liabilities under acceptances	198,040	230,591	602,232	(32,551)	(14)	(404,192)	(67)
Trading derivative - assets	6,317	2,431	2,189	3,886	160	4,128	189
Hedging derivative financial instruments - assets	96,886	57,644	63,713	39,242	68	33,173	52
Equipment, right-of-use assets and leasehold improvements, net	21,749	20,462	19,417	1,287	6	2,332	12
Intangible assets	9,906	10,596	3,462	(690)	(7)	6,444	186
Other assets	66,805	27,544	22,672	39,261	143	44,133	195
Total assets	$14,436,845	$13,739,141	$12,674,207	$697,704	5%	$1,762,638	14%

Liabilities

Customer deposits	$7,934,541	$7,347,763	$6,491,382	$586,778	8	$1,443,159	22
Securities sold under repurchase agreements	275,310	245,880	198,503	29,430	12	76,807	39
Borrowings and debt	4,148,884	4,090,790	3,821,993	58,094	1	326,891	9
Lease liabilities	19,329	18,068	18,713	1,261	7	616	3
Acceptance outstanding	198,040	230,591	602,232	(32,551)	(14)	(404,192)	(67)
Trading derivative - liabilities	3,601	1,033	191	2,568	249	3,410	1,785
Hedging derivative financial instruments - liabilities	46,463	48,015	69,217	(1,552)	(3)	(22,754)	(33)
Provisions for losses on loan commitments and financial guarantee contract	11,967	12,836	11,877	(869)	(7)	90	1
Other liabilities	41,391	36,150	44,619	5,241	14	(3,228)	(7)
Total liabilities	$12,679,526	$12,031,126	$11,258,727	$648,400	5%	$1,420,799	13%

Equity
Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(90,879)	(92,016)	(97,578)	1,137	1	6,699	7
Other equity instruments	197,976	197,976	0	0	0	197,976	n.m.
Additional paid-in capital in excess of value assigned to common stock	123,157	121,995	120,854	1,162	1	2,303	2
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	189,969	163,946	149,665	26,023	16	40,304	27
Retained earnings	949,206	934,624	861,430	14,582	2	87,776	10
Other comprehensive income	12,700	6,300	5,919	6,400	102	6,781	115
Total equity	$1,757,319	$1,708,015	$1,415,480	$49,304	3%	$341,839	24%

Total liabilities and equity	$14,436,845	$13,739,141	$12,674,207	$697,704	5%	$1,762,638	14%
(*) "n.m."means not meaningful.

19

EXHIBIT II
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2026	March 31, 2026	June 30, 2025	CHANGE	%	CHANGE	%
Net Interest Income:
Interest income	$199,217	$185,948	$194,431	$13,269	7%	$4,786	2%
Interest expense	(125,938)	(115,742)	(126,692)	(10,196)	(9)	754	1
Net Interest Income	73,279	70,206	67,739	3,073	4	5,540	8

Other income (expense):
Fees and commissions, net	23,335	13,130	19,912	10,205	78	3,423	17
Gain (loss) on financial instruments, net	2,191	(330)	2,161	2,521	764	30	1
Other income	97	94	230	3	3	(133)	(58)
Total other income, net	25,623	12,894	22,303	12,729	99	3,320	15

Total revenues	98,902	83,100	90,042	15,802	19	8,860	10

Impairment losses on financial instruments	(8,599)	(4,734)	(5,019)	(3,865)	(82)	(3,580)	(71)

Operating expenses:
Salaries and other employee expenses	(13,953)	(13,349)	(12,384)	(604)	(5)	(1,569)	(13)
Depreciation and amortization of equipment, right-of-use and leasehold improvements	(928)	(900)	(721)	(28)	(3)	(207)	(29)
Amortization of intangible assets	(726)	(701)	(348)	(25)	(4)	(378)	(109)
Other expenses	(8,242)	(7,061)	(7,386)	(1,181)	(17)	(856)	(12)
Total operating expenses	(23,849)	(22,011)	(20,839)	(1,838)	(8)	(3,010)	(14)

Profit for the period	$66,454	$56,355	$64,184	$10,099	18%	$2,270	4%

PER COMMON SHARE DATA:
Basic earnings per share	$1.77	$1.31	$1.73
Book value (period average)	$40.71	$40.15	$37.50
Book value (period end)	$41.47	$40.23	$38.02

Weighted average basic shares (in thousands of shares)	37,579	37,387	37,203
Basic shares period end (in thousands of shares)	37,599	37,536	37,231

PERFORMANCE RATIOS:
Return on average assets	2.0%	1.8%	2.1%
Return on average equity	15.4%	13.5%	18.5%
Net interest margin	2.24%	2.34%	2.36%
Net interest spread	1.64%	1.69%	1.70%
Efficiency Ratio	24.1%	26.5%	23.1%
Operating expenses to total average assets	0.71%	0.71%	0.69%

20

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE SIX MONTHS ENDED
	(A)	(B)	(A) - (B)
	June 30, 2026	June 30, 2025	CHANGE	%
Net Interest Income:
Interest income	$385,165	$383,851	$1,314	0%
Interest expense	(241,680)	(250,856)	9,176	4

Net Interest Income	143,485	132,995	10,490	8

Other income (expense):
Fees and commissions, net	36,465	30,495	5,970	20
Gain on financial instruments, net	1,861	4,145	(2,284)	(55)
Other income	191	356	(165)	(46)
Total other income, net	38,517	34,996	3,521	10

Total revenues	182,002	167,991	14,011	8

Impairment losses on financial instruments	(13,333)	(10,235)	(3,098)	(30)

Operating expenses:
Salaries and other employee expenses	(27,302)	(26,322)	(980)	(4)
Depreciation and amortization of equipment, right-of-use and leasehold improvements	(1,828)	(1,414)	(414)	(29)
Amortization of intangible assets	(1,427)	(674)	(753)	(112)
Other expenses	(15,303)	(13,430)	(1,873)	(14)
Total operating expenses	(45,860)	(41,840)	(4,020)	(10)

Profit for the period	$122,809	$115,916	$6,893	6%

PER COMMON SHARE DATA:
Basic earnings per share	$3.08	$3.13
Book value (period average)	$40.44	$37.17
Book value (period end)	$41.47	$38.02

Weighted average basic shares (in thousands of shares)	37,483	37,072
Basic shares period end (in thousands of shares)	37,599	37,231

PERFORMANCE RATIOS:
Return on average assets	1.9%	2.0%
Return on average equity	14.5%	17.0%
Net interest margin	2.29%	2.36%
Net interest spread	1.66%	1.68%
Efficiency Ratio	25.2%	24.9%
Operating expenses to total average assets	0.71%	0.71%

21

EXHIBIT IV
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	June 30, 2026			March 31, 2026			June 30, 2025
(In US$ thousand, except percentages)	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks (1)	$1,525,657	$14,075	3.65%	$1,422,693	$13,192	3.71%	$1,702,178	$18,845	4.38%
Securities at fair value through OCI	296,011	4,196	5.61	165,121	2,132	5.16	120,400	1,812	5.95
Securities at amortized cost (2)	1,377,221	16,198	4.65	1,371,978	16,264	4.74	1,179,561	14,359	4.82
Loans, net of unearned interest (2)	9,922,103	164,748	6.57	9,196,336	154,360	6.71	8,502,456	159,415	7.42
TOTAL INTEREST EARNING ASSETS	$13,120,991	$199,217	6.01%	$12,156,128	$185,948	6.12%	$11,504,595	$194,431	6.69%

Allowance for loan losses	(98,322)			(94,918)			(34,776)
Non interest earning assets	489,632			428,542			700,141
TOTAL ASSETS	$13,512,301			$12,489,751			$12,169,959

INTEREST BEARING LIABILITIES
Deposits	7,206,231	$74,203	4.07%	6,673,642	$68,639	4.11%	$6,216,129	$74,507	4.74%
Securities sold under repurchase agreement	197,557	2,200	4.40	142,530	1,640	4.60	232,045	2,860	4.88
Short-term borrowings and debt	1,334,634	15,076	4.47	1,084,428	12,102	4.46	881,949	11,151	5.00
Long-term borrowings and debt, net (3)	2,672,089	34,459	5.10	2,543,420	33,361	5.25	2,717,418	38,174	5.56
TOTAL INTEREST BEARING LIABILITIES	$11,410,511	$125,938	4.37%	$10,444,020	$115,742	4.43%	$10,047,540	$126,692	4.99%

Non interest bearing liabilities and other liabilities	$373,833			$346,544			$727,274
TOTAL LIABILITIES	11,784,343			10,790,564			10,774,814
TOTAL EQUITY	1,727,958			1,699,187			1,395,145

TOTAL LIABILITIES AND EQUITY	$13,512,301			$12,489,751			$12,169,959

NET INTEREST SPREAD			1.64%			1.69%			1.70%

NET INTEREST INCOME AND NET INTEREST MARGIN		$73,279	2.24%		$70,206	2.34%		$67,739	2.36%

(1)Gross of interest receivable and the allowance for losses relating to deposits.
(2)Gross of interest receivable and the allowance for losses relating to financial instruments at amortized cost.
(3)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

22

EXHIBIT V
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED
	June 30, 2026			June 30, 2025
(In US$ thousand, except percentages)	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks (1)	$1,474,459	$27,267	3.68%	$1,649,762	$35,693	4.30%
Securities at fair value through OCI	230,927	6,328	5.45	123,554	3,569	5.74
Securities at amortized cost (2)	1,374,614	32,462	4.70	1,135,944	26,912	4.71
Loans, net of unearned interest (2)	9,561,224	319,108	6.64	8,453,105	317,677	7.47

TOTAL INTEREST EARNING ASSETS	$12,641,225	$385,165	6.06%	$11,362,365	$383,851	6.72%

Allowance for loan losses	(96,630)			(59,899)
Non interest earning assets	459,256			639,855

TOTAL ASSETS	$13,003,851			$11,942,322

INTEREST BEARING LIABILITIES
Deposits	$6,941,407	$142,842	4.09%	$5,921,501	$142,385	4.78%
Securities sold under repurchase agreement	170,196	$3,840	4.49	211,963	$5,261	4.94
Short-term borrowings and debt	1,210,222	$27,177	4.47	1,018,991	$25,753	5.03
Long-term borrowings and debt, net (3)	2,608,110	67,821	5.17	2,740,157	77,457	5.62

TOTAL INTEREST BEARING LIABILITIES	$10,929,935	$241,680	4.40%	$9,892,612	$250,856	5.04%

Non interest bearing liabilities and other liabilities	$360,264			$671,780

TOTAL LIABILITIES	11,290,199			10,564,392

TOTAL EQUITY	1,713,652			1,377,930

TOTAL LIABILITIES AND EQUITY	$13,003,851			$11,942,322

NET INTEREST SPREAD			1.66%			1.68%

NET INTEREST INCOME AND NET INTEREST MARGIN		$143,485	2.29%		$132,995	2.36%

(1)Gross of interest receivable and the allowance for losses relating to deposits.
(2)Gross of interest receivable and the allowance for losses relating to financial instruments at amortized cost.
(3)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

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EXHIBIT VI
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	SIX MONTHS ENDED	FOR THE THREE MONTHS ENDED					SIX MONTHS ENDED
	JUN 30/26	JUN 30/26	MAR 31/26	DEC 31/25	SEP 30/25	JUN 30/25	JUN 30/25
Net Interest Income:
Interest income	$385,165	$199,217	$185,948	$190,933	$193,680	$194,431	$383,851
Interest expense	(241,680)	(125,938)	(115,742)	(120,173)	(126,253)	(126,692)	(250,856)
Net Interest Income	143,485	73,279	70,206	70,760	67,427	67,739	132,995

Other income (expense):
Fees and commissions, net	36,465	23,335	13,130	14,466	14,052	19,912	30,495
Gain (loss) on financial instruments, net	1,861	2,191	(330)	3,204	882	2,161	4,145
Other income	191	97	94	372	416	230	356
Total other income, net	38,517	25,623	12,894	18,042	15,350	22,303	34,996

Total revenues	182,002	98,902	83,100	88,802	82,777	90,042	167,991

Impairment losses on financial instruments	(13,333)	(8,599)	(4,734)	(5,402)	(6,482)	(5,019)	(10,235)
Total operating expenses	(45,860)	(23,849)	(22,011)	(27,402)	(21,327)	(20,839)	(41,840)

Profit for the period	$122,809	$66,454	$56,355	$55,998	$54,968	$64,184	$115,916

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$3.08	$1.77	$1.31	$1.50	$1.48	$1.73	$3.13

PERFORMANCE RATIOS
Return on average assets	1.9%	2.0%	1.8%	1.8%	1.8%	2.1%	2.0%
Return on average equity	14.5%	15.4%	13.5%	13.4%	14.9%	18.5%	17.0%
Net interest margin	2.29%	2.24%	2.34%	2.39%	2.32%	2.36%	2.36%
Net interest spread	1.66%	1.64%	1.69%	1.68%	1.64%	1.70%	1.68%
Efficiency Ratio	25.2%	24.1%	26.5%	30.9%	25.8%	23.1%	24.9%
Operating expenses to total average assets	0.71%	0.71%	0.71%	0.90%	0.70%	0.69%	0.71%

24

EXHIBIT VII
BUSINESS SEGMENT ANALYSIS
(In US$ thousand)

	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	JUN 30/26	JUN 30/25	JUN 30/26	MAR 31/26	JUN 30/25
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$128,262	$118,685	$65,985	$62,276	$59,657
Other income, net	37,064	32,400	23,657	13,407	21,519
Total revenues	165,326	151,085	89,642	75,683	81,176
Impairment losses on financial instruments	(13,895)	(10,257)	(8,656)	(5,239)	(5,182)
Operating expenses	(36,143)	(33,192)	(18,764)	(17,380)	(16,271)

Profit for the segment	$115,288	$107,636	$62,222	$53,064	$59,723

Segment assets	10,916,767	9,205,569	10,916,767	10,172,721	9,205,569

TREASURY BUSINESS SEGMENT:

Net interest income	$15,223	$14,310	$7,294	$7,930	$8,082
Other income (expense), net	1,453	2,596	1,966	(513)	784
Total revenues	16,676	16,906	9,260	7,417	8,866
Reversals on financial instruments	562	22	57	505	163
Operating expenses	(9,717)	(8,648)	(5,085)	(4,631)	(4,568)

Profit for the segment	$7,521	$8,280	$4,232	$3,291	$4,461

Segment assets	3,453,273	3,444,737	3,453,273	3,538,876	3,444,737

TOTAL:

Net interest income	$143,485	$132,995	$73,279	$70,206	$67,739
Other income, net	38,517	34,996	25,623	12,894	22,303
Total revenues	182,002	167,991	98,902	83,100	90,042
Impairment losses on financial instruments	(13,333)	(10,235)	(8,599)	(4,734)	(5,019)
Operating expenses	(45,860)	(41,840)	(23,849)	(22,011)	(20,839)
Profit for the period	$122,809	$115,916	$66,454	$56,355	$64,184
Total segment assets	14,370,040	12,650,306	14,370,040	13,711,597	12,650,306
Unallocated assets	66,805	23,901	66,805	27,544	23,901
Total assets	14,436,845	12,674,207	14,436,845	13,739,141	12,674,207

25

EXHIBIT VIII
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(principal balance in US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2026		March 31, 2026		June 30, 2025		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$659	5	$435	3	$254	2	$224	$405
BRAZIL	1,533	11	1,421	11	1,501	12	112	32
CHILE	684	5	616	5	545	4	68	139
COLOMBIA	1,340	9	1,413	10	989	8	(73)	351
COSTA RICA	479	3	474	4	541	4	5	(62)
DOMINICAN REPUBLIC	1,166	8	1,044	8	930	8	122	236
ECUADOR	656	5	573	4	502	4	83	154
EL SALVADOR	231	2	171	1	100	1	60	131
GUATEMALA	1,777	12	1,725	13	1,299	11	52	478
HONDURAS	168	1	147	1	209	2	21	(41)
JAMAICA	40	0	101	1	89	1	(61)	(49)
MEXICO	1,323	9	1,350	10	1,193	10	(27)	130
PANAMA	1,219	8	699	5	615	5	520	604
PARAGUAY	144	1	167	1	212	2	(23)	(68)
PERU	529	4	414	3	788	6	115	(259)
PUERTO RICO	2	0	19	0	40	0	(17)	(38)
SURINAME	150	1	150	1	150	1	0	0
TRINIDAD & TOBAGO	199	1	245	2	188	2	(46)	11
UNITED STATES OF AMERICA	885	6	1,031	8	873	7	(146)	12
URUGUAY	58	0	139	1	156	1	(81)	(98)
MULTILATERAL ORGANIZATIONS	76	1	102	1	76	1	(26)	0
OTHER NON-LATAM (1)	1,148	8	1,051	8	932	8	97	216
TOTAL CREDIT PORTFOLIO (2)	$14,466	100%	$13,487	100%	$12,182	100%	$979	$2,284
INTEREST RECEIVABLE	137		135		117		2	20
UNEARNED INTEREST AND DEFERRED FEES	(34)		(34)		(32)		0	(2)
TOTAL CREDIT PORTFOLIO, NET OF INTEREST RECEIVABLE, UNEARNED INTEREST & DEFERRED FEES	$14,569		$13,588		$12,267		$981	$2,302

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of June 30, 2026, “Other Non-Latam” was comprised of Canada ($97 million), European countries ($660 million) and Asian-Pacific countries ($391 million).
(2)Includes (i) loans - principal balance (or the "Loan Portfolio"); (ii) principal balance of securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses; and (iii) loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

26

EXHIBIT IX
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(principal balance in US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2026		March 31, 2026		June 30, 2025		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$659	5	$435	4	$254	2	$224	$405
BRAZIL	1,533	12	1,421	12	1,489	14	112	44
CHILE	620	5	586	5	516	5	34	104
COLOMBIA	1,340	10	1,413	12	925	9	(73)	415
COSTA RICA	479	4	474	4	533	5	5	(54)
DOMINICAN REPUBLIC	1,166	9	1,044	9	930	9	122	236
ECUADOR	656	5	573	5	502	5	83	154
EL SALVADOR	231	2	171	1	100	1	60	131
GUATEMALA	1,777	14	1,725	14	1,299	12	52	478
HONDURAS	168	1	147	1	209	2	21	(41)
JAMAICA	40	0	101	1	89	0	(61)	(49)
MEXICO	1,323	10	1,350	11	1,190	11	(27)	133
PANAMA	1,214	9	664	6	542	5	550	672
PARAGUAY	144	1	167	1	212	2	(23)	(68)
PERU	527	4	412	3	778	7	115	(251)
PUERTO RICO	2	0	19	0	40	0	(17)	(38)
SURINAME	150	1	150	1	150	1	0	0
TRINIDAD & TOBAGO	199	2	245	2	188	2	(46)	11
URUGUAY	58	0	139	1	156	1	(81)	(98)
OTHER NON-LATAM (1)	743	6	811	7	717	7	(68)	26
TOTAL COMMERCIAL PORTFOLIO (2)	$13,029	100%	$12,047	100%	$10,819	100%	$982	$2,210
INTEREST RECEIVABLE	116		118		101		(2)	15
UNEARNED INTEREST AND DEFERRED FEES	(34)		(34)		(32)		0	(2)
TOTAL COMMERCIAL PORTFOLIO, NET OF INTEREST RECEIVABLE, UNEARNED INTEREST & DEFERRED FEES	$13,111		$12,131		$10,888		$980	$2,223

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of June 30, 2026, “Other Non-Latam” was comprised of United States of America ($102 million), Canada ($42 million), European countries ($446 million) and Asian-Pacific countries ($153 million).
(2)Includes loans - principal balance (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances; and investment securities managed by the Commercial business unit (or “Commercial Bond Portfolio”).

27

EXHIBIT X
TREASURY INVESTMENT PORTFOLIO
DISTRIBUTION BY COUNTRY
(principal balance in US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2026		March 31, 2026		June 30, 2025		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
BRAZIL	$0	0	$0	0	$12	1	$0	$(12)
CHILE	64	5	30	2	29	2	34	35
COLOMBIA	0	0	0	0	64	5	0	(64)
COSTA RICA	0	0	0	0	8	1	0	(8)
MEXICO	0	0	0	0	3	0	0	(3)
PANAMA	5	0	35	2	73	5	(30)	(68)
PERU	2	0	2	0	10	1	0	(8)
UNITED STATES OF AMERICA	783	55	799	56	727	53	(16)	56
MULTILATERAL ORGANIZATIONS	76	5	102	7	76	6	(26)	0
OTHER NON-LATAM (1)	507	35	472	33	361	26	35	146
TOTAL TREASURY INVESTMENT PORTFOLIO (2)	$1,437	100%	$1,440	100%	$1,363	100%	$(3)	$74
INTEREST RECEIVABLE	21		17		16		4	5
TOTAL TREASURY INVESTMENT PORTFOLIO, NET OF INTEREST RECEIVABLE	$1,458	100%	$1,457	100%	$1,379	100%	$1	$79

(1)Risk in highly rated countries outside the Region. As of June 30, 2026, “Other Non-Latam” was comprised of Canada ($55 million), European countries ($214 million) and Asian-Pacific countries ($238 million).
(2)Includes financial instruments related to Treasury investment management activities such as the principal balance of securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

28

BLADEX

BLX LISTED NYSE

2Q26
Quarterly Financial Report

IR@bladex.com

www.bladex.com/en/investors

Carlos Raad

Chief Investor Relations Officer
craad@bladex.com
Panama

Diego Cano

VP Investor Relations
dcano@bladex.com
+5076282-5856

29